

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



11015578

SEC FILE NUMBER
8- 50574

KH 2|15

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2010___ AND ENDING ___DECEMBER 31, 2010___

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOLE CAPITAL, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1188 BISHOP STREET, SUITE 1712

                                  (No. and Street)

HONOLULU	HAWAII	96813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  RICHARD B. DOLE   (808) 537-6007

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E., C.P.A.

                              (Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432, HONOLULU		HI	96813-4820
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.

FEB 10 2011

503

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __RICHARD B. DOLE_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __DOLE CAPITAL, LLC_____ , as of __DECEMBER 31_____ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MEMBER-MANAGER
_____
Title

_____
Notary Public — State of Hawaii
Joleen M. English, My Commission Expires 10/10/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: _Feb 2, 2011_ **# Pages:** _15_

Notary Name: Joleen M. English   First Circuit

Doc. Description: _S.E.C. Annual Audited Report_

_____   _2/3/11_
Notary Signature   Date

NOTARY CERTIFICATION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: DECEMBER 31, 2010

DOLE CAPITAL, LLC
(Name of Respondent)

1188 Bishop Street, Suite 1712, Honolulu, Hawaii 96813
(Address of executive office)

Richard B. Dole
Chief Financial Officer
Dole Capital, LLC
1188 Bishop Street, Suite 1712
Honolulu, Hawaii 96813

(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)

DOLE CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2010

Contents

Audited Financial Statements:

Other Financial Information:



DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

DOLE CAPITAL, LLC
HONOLULU, HI 96813

I have audited the accompanying statement of financial condition of Dole Capital, LLC as of December 31, 2010, and the related statement of supplementary information required by Rule 17a-5 of the Securities and Exchange Commission for the year. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatements. An audit includes examination, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis from my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Dole Capital, LLC as of December 31, 2010, in conformity with generally accepted auditing principles.

My audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules on page 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all their material respects in relation to the basic financial statements taken as a whole.

February 2, 2011

PACIFIC GUARDIAN CENTER · DILLINGHAM BLDG. · 735 BISHOP STREET · SUITE 432 · HONOLULU, HAWAII 96813-4820

PHONE (808) 521-5064 · FAX 521-5065 · E-MAIL: dave@davidelathamcpa.com

DOLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	13,540
Marketable securities at market value		16,012
Total Assets	**$**	**29,552**

LIABILITIES AND MEMBERS EQUITY

Accounts payable and deferred income	$	1,750
Members Equity		
Members units, 1680 units issued		24,500
Retained earnings		3,302
		27,802
Total Liabilities and Members Equity	**$**	**29,552**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF INCOME
Year Ended December 31, 2010

		Year Ended Dec. 31, 2010
Revenue:		
Consulting fee income	$	17,745
Dividend and interest income		504
Increase in market value of securities		2,320
	$	20,569
Expenses:		
Operating expenses	$	7,435
Net Income	$	**13,134**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY

Year Ended December 31, 2010

	Members' Units	Retained Earnings	Total Equity
Balance at January 1, 2010	24,500	2,168	26,668
Net income 2010		13,134	13,134
Distributions		(12,000)	(12,000)
Balance at December 31, 2010	**24,500**	**3,302**	**27,802**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CASH FLOW
Year Ended December 31, 2010

Cash flow provided by operating activities		
Net income	$	13,134
Adjustments to reconcile net income to		
net cash used by operations -		
Decrease in accounts payable		(965)
Increase in value of securities		(2,320)
Net cash provided by operating activities		9,849
Cash flows used by financing activities		
Distribution to members		(12,000)
Net Decrease in cash		(2,151)
Cash at January 1, 2010		15,691
Cash at December 31, 2010	$	13,540
Supplemental disclosure		NONE

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATE TO CLAIMS OF CREDITORS

Year Ended December 31, 2010

Balance at beginning of year	—
Increase	—
Decrease	—
Balance at end of year	—

DOLE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note A - Summary of Significant Accounting Policies:

Business Activities

Dole Capital LLC is registered as a Broker/Dealer in accordance with Section 15(b) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission and with the National Association of Security Dealers, Inc. Central Registration Depository System.

In accordance with this registration the nature and scope of Dole Capital LLC's activities are the private placement of securities to institutions, qualified corporation and accredited individuals and merger and acquisition, consulting, and business and securities valuation and related financial advisory services in the state of Hawaii. Dole Capital, LLC does not handle customers' funds or securities. Dole Capital, LLC is required to maintain a minimum "net capital" of $5,000 at all times.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of Credit Risk

The Company is engaged in various activities in the private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Date of Management's Review

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 2, 2011, the date that the financial statements were available to be issued.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Income Taxes

The financial statements do not include a provision for income taxes because the LLC does not incur Federal or Hawaii Income taxes. Instead, its earnings and losses are included in the members' personal income tax returns and are taxed based on their personal tax strategies.

Securities Owned

The Company records marketable securities owned at market value with unrealized gains and losses reflected in income.

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2010, the Company had net capital of $ 25,185., which was $20,185. in excess of its required net capital of $5,000. The Company's net capital ratio was .07 to 1.

Note C - Related Party Transactions:

The Company has an expense agreement with Kuroman Realty, Inc., in which Kuroman Realty, Inc. agrees to assume payment responsibilities for paying certain ongoing business expenses of Dole Capital, LLC including space rent, utilities, telephone, certain office expenses, office supplies, insurance required for the office space, office equipment maintenance, and related miscellaneous ongoing expense for the operation of the business. The sole shareholder of Kuroman Realty, Inc. is also an owner-member of Dole Capital, LLC.

DOLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
December 31, 2010

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	27,802
Add: Allowable credits		0
Total capital and allowable credits		27,802
Deduct: Non-allowable assets - Accounts receivable		0
Net capital before haircuts on securities positions		27,802
Haircuts on securities Common stock and Money Market Funds		2,617
Net Capital	$	**25,185**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3% of aggregate indebtedness)	$	117
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital		20,185

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	1,750
Total Aggregate Indebtedness	$	**1,750**
Percentage of aggregate indebtedness to net capital		**7. %**

DOLE CAPITAL, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2010**

Credit balance in customers' security accounts $ - 0 -

Debit balance $ - 0 -

Reserve computation:
  Excess of total debts over total credits   NONE

  Required deposit   NONE

There is no material difference between the corporation's
computation included in Part II of Form X-17 A-5 as of
December 31, 2010, and the computation presented.

DOLE CAPITAL, LLC

**INFORMATION RELATING TO THE POSSESSION
ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3
December 31, 2010**

Dole Capital, LLC does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers.

DOLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
December 31, 2010

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net Capital, per FOCUS Report, Part IIA	$	25,185
Net Capital, per audited financial statements	**$**	**25,185**

DAVID E. LATHAM

CERTIFIED PUBLIC ACCOUNTANT



To the Members
Dole Capital, LLC
Honolulu, Hawaii

I have examined the General Assessment Reconciliation of the Securities Investor Protection Corporation of Dole Capital LLC for the year ended December 31, 2010. My examination was made in accordance with the provisions of Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, and included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the Securities Investor Protection Corporation assessments of Dole Capital LLC as of December 31, 2010 were fairly determined in accordance with applicable instructions and forms.

February 2, 2011

PACIFIC GUARDIAN CENTER · DILLINGHAM BLDG. · 735 BISHOP STREET · SUITE 432 · HONOLULU, HAWAII 96813-4820

PHONE (808) 521-5064 · FAX 521-5065 · E-MAIL: dave@davidelathamcpa.com

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 2, 2011

Mr. Richard B. Dole
Member Manager
Dole Capital, LLC
Honolulu, HI

I have examined the financial statements of Dole Capital, LLC for the year ended December 31, 2010, and have issued my report thereon dated February 2, 2011.

As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system, as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practice and computations of aggregate indebtedness and net capital under Rule 17A-3(a) and (2) the reserve required by Rule 15c3-3(e).

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness at the date of my examination would be disclosed. The purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5 and, with respect to rule 15c3-3, to provide reasonable assurance of compliance in all material respects with the possession and control requirements of that rule.

Dole Capital, LLC does not obtain or maintain physical possession or control of customers' funds or securities.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition, as well as the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived therefrom, and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented internally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of accounting control for the year ended December 31, 2010, made for the purpose set forth in the second paragraph, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, I found no weakness I believe to be material.

Yours very truly,

DAVID E. LATHAM, C.P.A.

DEL/je

DAVID E. LATHAM

CERTIFIED PUBLIC ACCOUNTANT

February 2, 2011

Mr. Richard B. Dole
Member Manager
Dole Capital, LLC
1188 Bishop St., Suite 1712
Honolulu, HI 96813-3307

I have tested Dole Capital's Anti-Money Laundering (AML) program as of December 31, 2010, for purposes of documenting in detail the areas of review, and what, if any, corrective action will be required going forward, and how the firm will implement those corrective actions.

Dole Capital's CEO and Associated Person has determined that there is only one area under its AML Program that might become relevant in the future. It is in this area that would be evaluated at least annually in the month of December, beginning in 2007. This area falls under "Customer Identification and Verification", as described in item #5 in the firm's AML Compliance & Procedures. Robust testing is to be directed primarily to securities transactions, such as the sale of a business or its interests, a private placement, or a merger/acquisition, in the event such transaction(s) would arise. Particular scrutiny would be directed to sources of cash that might be placed in escrow in connection with a transaction. In such case, due diligence to uncover red flags would be conduced on required customer information, in a case where a customer might refuse to provide information, and the verification of information obtained in the due diligence process.

I have reviewed the firm's testing procedures described above, but with no securities transactions entered into during the year, I have determined that no further testing results were needed for the 2010 year, and no corrective action is warranted.

Yours very truly,

DAVID E. LATHAM, C.P.A.

DEL/je

PACIFIC GUARDIAN CENTER · DILLINGHAM BLDG. · 735 BISHOP STREET · SUITE 432 · HONOLULU, HAWAII 96813-4820

PHONE (808) 521-5064 · FAX 521-5065 · E-MAIL: dave@davidelathamcpa.com